Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Issuance of the Ultra-short-term Financing Bills of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

31 August 2015

As at the date of this notice, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as nonexecutive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2015-026

ANNOUNCEMENT of on the Issuance of

the ultra-short-term financing bills of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The 2014 annual general meeting of China Southern Airlines Company Limited (the “Company”) held on 30 June 2015 considered and approved the authorization given to the Board to issue debt financing instruments. According to the resolution of the general meeting and the requirement of Article 176 of the Articles of Association of the Company, the Board passed the following resolution by means of written resolution on 31 August 2015:

1. To adjust the debt structure of the Company and control the foreign exchange risk, it is approved to make an application to the National Association of Financial Market Institutional Investors for the registration of ultra-short-term financing bills with the aggregate maximum principal amount of RMB14 billion (the "Ultra-short-term Financing Bills"), and the Ultra-short-term Financing Bills within the mentioned issuance size will be issued in one tranche or multiple tranches according to the funding needs and the market conditions.

2. It is approved to authorize the general manager of the Finance Department to execute the relevant legal documents in relation to the issuance of Ultra-short-term Financing Bills.

The Board of

China Southern Airlines Company Limited

31 August 2015

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